UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934

GUARDION HEALTH SCIENCES, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

40145Q104

(CUSIP Number)

December 27, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this is filed:

☐ Rule 13d-l(b)

☒ Rule 13d- l(c)

☐ Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40145Q104

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

Edward B. Grier III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

2,110,186

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

2,110,186

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,110,186

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.21%

12	TYPE OF REPORTING PERSON

IN

CUSIP No. 40145Q104

Item l(a).	Name of Issuer:

Guardion Health Sciences, Inc. (the "Issuer")

Item l(b).	Address of Issuer's Principal Executive Offices:

15150 Avenue of Science, Suite 200 San Diego, California 92128

Item 2(a).	Name of Person Filing:

Edward B. Grier III (the "Reporting Person")

Item 2(b).	Address of Principal Business Office or, if none, Residence:

575 Lexington Avenue, 4th Floor New York, New York 10022

Item 2(c).	Citizenship:

The Reporting Person is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value (the “Common Stock”)

Item 2(e).	CUSIP Number:

40145Q104

Item 3.	If this statement is filed pursuant to Section 240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☒	Not Applicable

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(l9) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with Section 240. l 3d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with Section 240.13d-l(b)(l)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with Section 240.13d-l(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

CUSIP No. 40145Q104

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	☐	Non-US institution in accordance with Section 240.13d-l(b)(l)(ii)(J).

(k)	☐	Group, in accordance with Section 240.l3d-1(b)(1)(ii)(K).

If filing as non-US institution in accordance with Section 240.13d-l(b)(l)(ii)(J), please specify the type of institution: ______________.

Item 4.	Ownership.

a) Amount Beneficially Owned:

2,110,186

(b) Percent of Class:

8.21% based on 23,584,530 shares issued and outstanding on December 31, 2016, as well as 2,110,186 shares issuable to the reporting person upon conversion of notes, warrants and/or preferred stock.

(c) Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

2,110,186

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

2,110,186

(iv)	shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

CUSIP No. 40145Q104

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 40145Q104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, completed and correct.

Dated: January 4, 2017	/s/ Edward B. Grier III
Edward B. Grier III

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